FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National plc (“Abbey”)	28 December 2007

Executive Directors’ Changes in Executive Responsibilities

Further to the announcement made on 17 July 2007, the Abbey Board have formally approved the appointment of Alison Brittain (previously Hopkins) as Managing Director of its Retail Direct Division. This is an Executive Director position effective from 2 January 2008 and will include responsibility for Branch Distribution, Telephone Distribution, e-commerce, Business Banking, Premium Banking and Commercial Mortgages.

In addition, Miguel Bragança, Executive Director, Retail Products and Marketing will relinquish his Executive Directorship with effect from 2 January 2008. He will conclude his assignment with Abbey on 31 January 2008 when he will return to Santander in Portugal to re-assume his previous position as Executive Director. However, he will remain on the Board of Abbey as a Non-Executive Director.

As a result of the above changes, Nathan Bostock, Executive Director, will relinquish his interim responsibilities for the Branch Distribution network and Abbey’s Premium Banking business and re-assume responsibility for Finance, together with Retail Products and Marketing. This will be effective on 2 January 2008 and will be in addition to his role as Director of HR.

The above changes are subject to FSA approval.

Ends

Media Contacts:

Matthew Young, Communications Director	Tel: 020 775 64232
Mob: 07802 332292
Anthony Frost, Head of Media Relations	Tel: 020 775 65536
Mob: 07979 245715

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 28th December 2007	By / s / Jessica Petrie (Authorised Signatory)